UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 14, 2021, Mr. Qingliang Yang and Mr. Jianfeng Yin submitted to the Board their letters of resignation as members of the Board of Directors (the “Board”) of Roan Holdings Group Co, Ltd. (the “Registrant”). Mr. Yang’s and Mr. Yin’s resignations were not the result of any disagreement with the Registrant, the Registrant’s management or the Board.

On December 20, 2021, the Board appointed Ms. Guiling Sun as a member of the Board, effective immediately. Pursuant to Ms. Sun’s employment agreement, she is entitled to $30,000 per year as compensation for her services. Ms. Sun will serve as an executive director until the expiration or termination of her employment agreement (including any renewals) or until her successor has been duly elected and qualified.

On December 20, 2021, the Board of the Registrant appointed Mr. Xiaoliang Liang as a member of the Board, effective immediately. Mr. Liang receives an annual director’s fee of $28,000 per year for his services as an independent director. Mr. Liang will serve as the chair of the Nominating/Corporate Governance Committee until the expiration of his term of service or until his successor has been duly elected and qualified.

Ms. Guiling Sun, age 46, was the Deputy General Manager of the Beijing Ming De Ya Xing Cultural Development Co., Ltd. from September 2019 to September 2021. As the Deputy General Manager of Operations, she was in charge of the company’s public affairs responsible for education consulting and facilitating cultural and artistic exchanges. From September 2019, Ms. Sun serves as a Rural Education Support Project Consultant for the Holt International Foundation of China, and Guangxi Holt Philanthropic Foundation. As the Rural Education Support Project Consultant, Ms. Sun is responsible for project design, training, and education consulting. Prior to that position, she was Vice-Chancellor at Canvard College, Beijing Technology and Business University, from October 2013 to September 2019. Ms. Sun holds a Master’s degree in business management from Xiamen University, Xiamen, China.

Mr. Xiaoliang Liang, age 49, is the General Manager of Chongqing Yuhong Chuangneng IOT Technology Co., Ltd. and has held that position since July 2021. As the General Manager, he is responsible for the hydrogen fuel cell truck demonstration application, renewable energy hydrogen production, hydrogen refueling station construction and operation, vehicle big data platform construction and operation, and carbon finance and business related matters. Prior to that position, he was the General Manager of Beijing Qingshui Youyang New Energy Technology Co., Ltd. from January 2020 to July 2021. Mr. Liang was the Chief Financial Officer of Zhejiang Yuhui Sola Energy Resource Co., Ltd. from January 2018 to December 2019. Mr. Liang served as a Vice President of Tunghsu Azure Renewable Energy Co., Ltd. from May 2015 to December 2017. Mr. Liang holds a postgraduate degree in engineering management from the Beijing Graduate Institute of North China University of Water Resources and Electric Power, Beijing, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 20, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chairman of the Board of Directors

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